UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

INTRAWEST RESORTS HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46090K109
(CUSIP Number of Class of Securities)

Karen Sanford, Esq.
Senior Vice President, Chief General Counsel and Corporate Secretary
1621 18th Street, Suite 300
Denver, Colorado 80202
(303) 749-8200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Joseph A. Coco, Esq.
Peter D. Serating, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,000,000	$5,035

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $50,000,000 in aggregate of up to 5,555,555 shares of common stock of Intrawest Resorts Holdings, Inc. at the minimum tender offer price of $9.00 per share in cash.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Intrawest Resorts Holdings, Inc., a Delaware corporation (“Intrawest” or the “Company”), to purchase for not more than $50,000,000 in cash shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $10.00 per Share nor less than $9.00 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 12, 2016 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Intrawest Resorts Holdings, Inc. The address and telephone number of the issuer’s principal executive offices are: 1621 18th Street, Suite 300, Denver, Colorado 80202, (303) 749-8200.

(b) The subject securities are Intrawest’s common stock, par value $0.01 per Share. As of January 8, 2016, there were 45,219,380 Shares issued and outstanding.

(c) Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Shares.”

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Intrawest Resorts Holdings, Inc., the issuer of the Shares. The address and telephone number of Intrawest are set forth under Item 2(a) above. The names of the directors and executive officers of Intrawest are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Intrawest are c/o Intrawest Resorts Holdings, Inc., 1621 18th Street, Suite 300, Denver, Colorado 80202, (303) 749-8200.

Item 4. Terms of the Transaction.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — U.S. Federal Income Tax Considerations” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b) The details regarding any purchases from an officer, director or affiliate of Intrawest are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Information regarding agreements involving Intrawest’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(b) Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(c) Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 8 — Price Range of Shares” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b) Financing will not be required in connection with the Offer.

(d) None of the consideration for the Offer will be borrowed. Intrawest will use cash and cash equivalents to fund the Offer.

Item 8. Interest in Securities of the Subject Company.

(a) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Offer is not subject to any financing condition and Intrawest is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

The Company will amend the Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 12, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 12, 2016.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 12, 2016.
(a)(1)(F)	Summary Advertisement, dated January 12, 2016.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release dated January 12, 2016, announcing the commencement of the Offer.
(a)(5)(B)	E-mail to Intrawest employees in connection with the Offer, sent January 12, 2016.
(b)	None.
(d)(1)
Stockholders' Agreement, dated January 30, 2014, by and between Intrawest and Intrawest Europe Holdings S.A.R.L. and Intrawest S.A.R.L. (incorporated by reference to Exhibit 10.1 to our quarterly report on Form 10-Q, filed with the SEC on May 13, 2014).

(d)(2)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to our Registration Statement on Form S-1, filed with the SEC on January 10, 2014).
(d)(3)	Form of Restricted Stock Unit Agreement (CEO) (incorporated by reference to Exhibit 10.17 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).
(d)(4)
Shareholders’ Agreement, dated January 28, 1999, among Blue Mountain Resorts Holdings Inc., Intrawest Corporation and Blue Mountain Resorts Limited (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to our Registration Statement on Form S-1, filed with the SEC on January 10, 2014).

(d)(5)	Intrawest Resorts Holdings, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to our registration statement on Form S-8, filed with the SEC on January 30, 2014).
(d)(6)
Separation Agreement, dated October 1, 2013, between Intrawest U.S. Holdings Inc. and Dallas E. Lucas (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to our Registration Statement on Form S-1, filed with the SEC on December 16, 2013).

(d)(7)
Amended and Restated Employment Agreement, dated January 20, 2014, by and between Intrawest and William A. Jensen (incorporated by reference to Exhibit 10.29 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).

(d)(8)
Form of Restricted Stock Unit Agreement (Other Executive Officers) (incorporated by reference to Exhibit 10.32 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).

Exhibit No.	Description
(d)(9)	Form of Restricted Stock Agreement (Directors) (incorporated by reference to Exhibit 10.33 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).
(d)(10)
Employment Agreement, dated May 13, 2014 by and between Intrawest and Travis Mayer (incorporated by reference to Exhibit 10.2 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(11)
First Amendment to Amended and Restated Employment Agreement, dated September 11, 2014 by and between Intrawest and William A. Jensen (incorporated by reference to Exhibit 10.3 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(12)
Amended and Restated Employment Agreement, dated September 11, 2014 by and between Intrawest and Gary W. Ferrera (incorporated by reference to Exhibit 10.4 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(13)
Amended and Restated Employment Agreement, dated September 11, 2014 by and between Intrawest and Joshua B. Goldstein (incorporated by reference to Exhibit 10.5 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(14)
First Amendment to Employment Agreement, dated September 11, 2014 by and between Intrawest and Travis Mayer (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(15)
Separation Agreement and General Release, dated November 20, 2014 by and between Intrawest and William A. Jensen (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K, filed with the SEC on November 21, 2014).

(d)(16)
First Amendment to Employment Agreement, dated January 12, 2015 by and between Intrawest and Travis Mayer (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K, filed with the SEC on January 13, 2015).

(d)(17)
Amended and Restated Employment Agreement, dated January 1, 2015 by and between Intrawest and Thomas F. Marano (incorporated by reference to Exhibit 10.4 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).

(d)(18)
Amended and Restated Employment Agreement, dated January 1, 2015 by and between Intrawest and Sky Foulkes (incorporated by reference to Exhibit 10.5 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).

(d)(19)
Separation Agreement and General Release, dated March 13, 2015 by and between Intrawest and Joshua B. Goldstein (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).

(d)(20)	Senior Leadership Team Members Flexible Time Off Policy (incorporated by reference to Exhibit 10.7 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).
(d)(21)
Employment Agreement, dated June 29, 2015 by and between Intrawest and Karen Sanford (incorporated by reference to Exhibit 10.51 to our annual report on Form 10-K, filed with the SEC on September 9, 2015).

(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTRAWEST RESORTS HOLDINGS, INC.

By:	/s/ Karen Sanford
Name: Karen Sanford
Title: Senior Vice President, Chief General Counsel and Corporate Secretary

Date: January 12, 2016

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 12, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 12, 2016.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 12, 2016.
(a)(1)(F)	Summary Advertisement, dated January 12, 2016.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release dated January 12, 2016, announcing the commencement of the Offer.
(a)(5)(B)	E-mail to Intrawest employees in connection with the Offer, sent January 12, 2016.
(b)	None.
(d)(1)
Stockholders' Agreement, dated January 30, 2014, by and between Intrawest and Intrawest Europe Holdings S.A.R.L. and Intrawest S.A.R.L. (incorporated by reference to Exhibit 10.1 to our quarterly report on Form 10-Q, filed with the SEC on May 13, 2014).

(d)(2)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to our Registration Statement on Form S-1, filed with the SEC on January 10, 2014).
(d)(3)	Form of Restricted Stock Unit Agreement (CEO) (incorporated by reference to Exhibit 10.17 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).
(d)(4)
Shareholders’ Agreement, dated January 28, 1999, among Blue Mountain Resorts Holdings Inc., Intrawest Corporation and Blue Mountain Resorts Limited (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to our Registration Statement on Form S-1, filed with the SEC on January 10, 2014).

(d)(5)	Intrawest Resorts Holdings, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to our registration statement on Form S-8, filed with the SEC on January 30, 2014).
(d)(6)
Separation Agreement, dated October 1, 2013, between Intrawest U.S. Holdings Inc. and Dallas E. Lucas (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to our Registration Statement on Form S-1, filed with the SEC on December 16, 2013).

(d)(7)
Amended and Restated Employment Agreement, dated January 20, 2014, by and between Intrawest and William A. Jensen (incorporated by reference to Exhibit 10.29 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).

(d)(8)
Form of Restricted Stock Unit Agreement (Other Executive Officers) (incorporated by reference to Exhibit 10.32 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).

(d)(9)	Form of Restricted Stock Agreement (Directors) (incorporated by reference to Exhibit 10.33 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).
(d)(10)
Employment Agreement, dated May 13, 2014 by and between Intrawest and Travis Mayer (incorporated by reference to Exhibit 10.2 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

Exhibit No.	Description
(d)(11)
First Amendment to Amended and Restated Employment Agreement, dated September 11, 2014 by and between Intrawest and William A. Jensen (incorporated by reference to Exhibit 10.3 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(12)
Amended and Restated Employment Agreement, dated September 11, 2014 by and between Intrawest and Gary W. Ferrera (incorporated by reference to Exhibit 10.4 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(13)
Amended and Restated Employment Agreement, dated September 11, 2014 by and between Intrawest and Joshua B. Goldstein (incorporated by reference to Exhibit 10.5 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(14)
First Amendment to Employment Agreement, dated September 11, 2014 by and between Intrawest and Travis Mayer (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(15)
Separation Agreement and General Release, dated November 20, 2014 by and between Intrawest and William A. Jensen (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K, filed with the SEC on November 21, 2014).

(d)(16)
First Amendment to Employment Agreement, dated January 12, 2015 by and between Intrawest and Travis Mayer (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K, filed with the SEC on January 13, 2015).

(d)(17)
Amended and Restated Employment Agreement, dated January 1, 2015 by and between Intrawest and Thomas F. Marano (incorporated by reference to Exhibit 10.4 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).

(d)(18)
Amended and Restated Employment Agreement, dated January 1, 2015 by and between Intrawest and Sky Foulkes (incorporated by reference to Exhibit 10.5 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).

(d)(19)
Separation Agreement and General Release, dated March 13, 2015 by and between Intrawest and Joshua B. Goldstein (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).

(d)(20)	Senior Leadership Team Members Flexible Time Off Policy (incorporated by reference to Exhibit 10.7 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).
(d)(21)
Employment Agreement, dated June 29, 2015 by and between Intrawest and Karen Sanford (incorporated by reference to Exhibit 10.51 to our annual report on Form 10-K, filed with the SEC on September 9, 2015).

(g)	None.
(h)	None.